Exhibit 99.10

Date: March 31, 2010

CONSENT OF GORDON WATTS

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2009 (the ‘Annual Report’), I, Gordon Watts, P.Eng., Senior Associate Mineral Economist of Watts, Griffis and McOuat Limited, hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents / reports:

1.	Resource and reserve estimates of the San Dimas Mines;
2.	Technical report dated January 30, 2009, entitled “An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2008 for Silver Wheaton Corp.”;
3.	The Annual Report; and
4.	The Company’s Registration statement on Form S-8 (File No. 333-128128).

Yours truly,

/s/ Gordon Watts
Gordon Watts, P. Eng.,
Senior Associate Mineral Economist